# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veradermics, Inc, CIK 0001827635
CUSIP: 922967104
Title of class of securities: Common Stock, par value $0.00001
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 05/01/2026
Amends the filing with accession number 0000899140-26-000173
Filed by CIK 0001569064
Persons authorized to receive notices and communications: Andrew Nathanson, Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, New York (NY), 10022, (212) 702-5205

## Reporting persons
- SUVRETTA CAPITAL MANAGEMENT, LLC (CIK 0001569064): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,172,121; sole dispositive power 0; shared dispositive power 4,172,121; aggregate amount beneficially owned 4,172,121 (9.9% of the class)
  Comment: Note in relation to Items 11 and 13: Includes 4,168,970 shares of Common Stock (as defined below) and 3,151 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants (as defined in Item 3 and subject to a beneficial ownership limitation as described therein).
  
  Note in relation to Item 13: Based on 41,759,822 shares of Common Stock outstanding as indicated by the Issuer (as defined below) in the final prospectus dated April 29, 2026 and filed by the Issuer on April 30, 2026 (inclusive of 576,568 additional shares of Common Stock purchased by the underwriters in the Issuer's underwritten public offering in May 2026), plus 3,151 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants (subject to a beneficial ownership limitation as described therein).
- Averill Master Fund, Ltd. (CIK 0001939329): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,650,103; sole dispositive power 0; shared dispositive power 3,650,103; aggregate amount beneficially owned 3,650,103 (8.7% of the class)
  Comment: Note in relation to Items 11 and 13: Includes 3,648,538 shares of Common Stock (as defined below) and 1,565 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants (as defined in Item 3 and subject to a beneficial ownership limitation as described therein).
  
  Note in relation to Item 13: Based on 41,759,822 shares of Common Stock outstanding as indicated by the Issuer (as defined below) in the final prospectus dated April 29, 2026 and filed by the Issuer on April 30, 2026 (inclusive of 576,568 additional shares of Common Stock purchased by the underwriters in the Issuer's underwritten public offering in May 2026), plus 1,565 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants (subject to a beneficial ownership limitation as described therein).
- Averill Madison Master Fund, Ltd. (CIK 0002021243): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 522,018; sole dispositive power 0; shared dispositive power 522,018; aggregate amount beneficially owned 522,018 (1.2% of the class)
  Comment: Note in relation to Items 11 and 13: Includes 520,432 shares of Common Stock (as defined below) and 1,586 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants (as defined in Item 3 and subject to a beneficial ownership limitation as described therein).
  
  Note in relation to Item 13: Based on 41,759,822 shares of Common Stock outstanding as indicated by the Issuer (as defined below) in the final prospectus dated April 29, 2026 and filed by the Issuer on April 30, 2026 (inclusive of 576,568 additional shares of Common Stock purchased by the underwriters in the Issuer's underwritten public offering in May 2026), plus 1,586 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants (subject to a beneficial ownership limitation as described therein).
- Aaron Cowen (CIK 0001869640): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,172,121; sole dispositive power 0; shared dispositive power 4,172,121; aggregate amount beneficially owned 4,172,121 (9.9% of the class)
  Comment: Note in relation to Items 11 and 13: Includes 4,168,970 shares of Common Stock (as defined below) and 3,151 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants (as defined in Item 3 and subject to a beneficial ownership limitation as described therein).
  
  Note in relation to Item 13: Based on 41,759,822 shares of Common Stock outstanding as indicated by the Issuer (as defined below) in the final prospectus dated April 29, 2026 and filed by the Issuer on April 30, 2026 (inclusive of 576,568 additional shares of Common Stock purchased by the underwriters in the Issuer's underwritten public offering in May 2026), plus 3,151 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants (subject to a beneficial ownership limitation as described therein).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001
Name of issuer: Veradermics, Inc
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the statement on Schedule 13D filed on February 11, 2026 (the "Original Schedule 13D" and, as amended and supplemented by this amendment referred to herein as the "Schedule 13D"), related to Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the text set forth below after the last paragraph:

On April 29, 2026, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with each of the Funds pursuant to which the Issuer agreed to sell to the Funds in a private placement (the "Private Placement") pre-funded warrants (the "Pre-Funded Warrants") to purchase up to an aggregate of 300,000 shares of Common Stock at a purchase price of $99.99999 per Pre-Funded Warrant (and with an exercise price of $0.00001 per warrant).

Pursuant to the Private Placement, at the closing on May 1, 2026, (i) Averill Master Fund acquired 149,000 Pre-Funded Warrants, at a per warrant price of $99.99999 and a total purchase price of $14,899,998.51, and (ii) Averill Madison Master Fund acquired 151,000 Pre-Funded Warrants, at a per warrant price of $99.99999 and a total purchase price of $15,099,998.49.

The Pre-Funded Warrants issued in the Private Placement provide that the holder of the Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if such holder, together with its affiliates and any members of a Section 13(d) group with such holder, would beneficially own in excess of 9.99% (or, upon election by such holder, an amount up to 19.99%) of the number of shares of Common Stock that would be issued and outstanding following such exercise (the "Beneficial Ownership Limitation"). As a result of this restriction, only a portion of the Pre-Funded Warrants acquired by the Funds, as described on the cover pages to this Schedule 13D, are exercisable. In addition, the number of shares of Common Stock that may be issued upon exercise of the Pre-Funded Warrants by the Funds may change depending upon changes in the outstanding shares of Common Stock.

The total amount of funds used by the Funds to purchase the securities of the Issuer described in this Item 3 was furnished from the working capital of the Funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a) and (b)

The information contained on the cover pages to this Amendment is incorporated by reference into this Item 5. Mr. Cowen is the control person and managing member of Suvretta Capital and may be deemed to control the other Reporting Persons. Mr. Cowen disclaims beneficial ownership of all shares of Common Stock held by the Funds, other than, to the extent of any pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Transactions in the class effected during the past sixty days: The information disclosed in Items 3 and 6 of this Schedule 13D is incorporated by reference into this Item 5. Except as disclosed in Items 3 and 6 of this Schedule 13D, the Reporting Persons and, to their knowledge, the Scheduled Persons have not effected any transactions in Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the text set forth below after the last paragraph:

Securities Purchase Agreement

On April 29, 2026, each of the Funds entered into the Securities Purchase Agreement with the Issuer in connection with the Private Placement. Pursuant to the Securities Purchase Agreement, (i) Averill Master Fund acquired 149,000 Pre-Funded Warrants, at a per warrant price of $99.99999, and (ii) Averill Madison Master Fund acquired 151,000 Pre-Funded Warrants, at a per warrant price of $99.99999.

Pre-Funded Warrants

Each Pre-Funded Warrant has an exercise price of $0.00001 per share. The Pre-Funded Warrants are exercisable at any time after their original issuance and will expire when exercised in full; provided, that the Pre-Funded Warrants cannot be exercised if, after giving effect to such exercise, the holder thereof, together with its affiliates and any members of a Section 13(d) group with such holder, would beneficially own more than 9.99% (or, upon election by such holder, an amount up to 19.99%) of the number of shares of Common Stock that would be issued and outstanding following such exercise.

The foregoing descriptions of the material terms of the Securities Purchase Agreement and the form of Pre-Funded Warrant are each qualified in their entirety by reference to those documents, each of which is referenced in Exhibits 4 and 5 hereto, respectively, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
4* Securities Purchase Agreement, dated April 29, 2026, by and among the Issuer and each purchaser identified on the signature pages thereto.
5** Form of Pre-Funded Warrant.

*Incorporated by reference from Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2026.
** Incorporated by reference from Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2026.

## Signatures
- SUVRETTA CAPITAL MANAGEMENT, LLC: /s/ Andrew Nathanson, Andrew Nathanson, General Counsel and Chief Compliance Officer (05/05/2026)
- Averill Master Fund, Ltd.: /s/ Andrew Nathanson, Andrew Nathanson, Authorized Signatory (05/05/2026)
- Averill Madison Master Fund, Ltd.: /s/ Andrew Nathanson, Andrew Nathanson, Authorized Signatory (05/05/2026)
- Aaron Cowen: /s/ Aaron Cowen, Aaron Cowen (05/05/2026)